August 11, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: David Gessert

Re:	Upexi, Inc. Registration Statement on Form S-1 Filed July 21, 2025 File No. 333-288822

To Whom It May Concern:

Upexi, Inc. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated June 5,2025 regarding the Company’s Registration Statement on Form S-1 filed on August 1, 2025 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment and have followed each comment with the Company’s response.

Registration Statement on Form S-1 Business

The Company's Solana Treasury Strategy, page 26

1.

We note your disclosure that your strategy changed to include cryptocurrencies in early 2025 and that you refined your Cryptocurrency strategy and treasury policy to primarily hold Solana (SOL) on the balance sheet. Please provide a materially complete description of SOL and your treasury strategy. In that regard:

•	Provide a discussion of the material aspects of your treasury strategy and how you intend to generate profit through this strategy.

•	Describe the material aspects of your plans to stake the SOL you hold.

•	Describe the use case for SOL including its intended purpose, use and/or function.

•

Provide a discussion of SOL "tokenomics" discussing the past and current supply of SOL, how new SOL is created, any burn mechanism, the amount of SOL locked up and the related unlocking schedule, and any inflationary or deflationary mechanism.

•	Include a discussion of the Solana ecosystem and a description of the lifecycle of the SOL token.

•	Disclose whether you intend to use third-party custodians to store the SOL you hold and, if so, identify them and disclose the material terms of your custody arrangements.

Please note we have updated the business summary in the amended registration statement to include the requested disclosure regarding Solana.

Incorporation of Certain Documents by Reference, page 37

2.

We note that you have not yet filed your Form 10-K for your most recently completed fiscal year, and therefore appear to be ineligible to incorporate by reference on Form S-1. Please amend your registration statement to include all disclosure required by Form S-1 or file your Form 10-K for the fiscal year ended June 30, 2025, and update accordingly. Please refer to General Instruction VII.C. of Form S-1.

We have amended the registration statement to include the disclosure which cannot be incorporated by reference until the Form 10-K for the 2025 fiscal year is filed.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel Peter Campitiello at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Very truly yours,

UPEXI, INC.

By:	/s/ Allan Marshall
Name:	Allan Marshall
Title:	Chief Executive Officer

cc:            Peter Campitiello, Esq.

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